FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X                                                  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, January 12, 2011, and entitled “Orbotech Announces Preliminary Full Year 2010 Revenues and 2011 Financial Outlook”.

*        *        *         *        *        *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of the Company previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES PRELIMINARY FULL YEAR 2010 REVENUES AND 2011 FINANCIAL OUTLOOK

YAVNE, ISRAEL — January 12, 2011 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced at the Needham Conference certain of its preliminary estimated consolidated financial results for the year ended December 31, 2010 and its 2011 financial outlook.

Orbotech estimates that its revenues for 2010 totaled approximately $525-$530 million, compared to $373.9 million recorded during 2009, and that its gross margin for 2010 will be approximately 41% compared to 38% in 2009.

Orbotech also announced that it expects its revenues for 2011 to be approximately $560 million. This reflects Orbotech’s belief in the continued strength in the overall business environment. Due to the realization of benefits from our actions to achieve operating leverage, Orbotech expects a GAAP net margin of approximately 10% in 2011, compared to approximately 6% in 2010.

Orbotech’s financial statements for the year ended December 31, 2010 are not yet complete, and the estimated results included herein have been prepared by, and are the responsibility of, Orbotech’s management, and do not represent a comprehensive statement of financial results for Orbotech for the fourth quarter or full year 2010. These results are subject to year-end audit adjustments and have not yet been audited or reviewed by Orbotech’s independent registered public accountants and such accountants do not express any opinion on the information included herein. The final financial results for the year ended December 31, 2010 may vary from Orbotech’s expectations because the annual closing process is not complete and additional developments and adjustments may arise between now and the time the annual financial statements are finalized. In addition, our estimates for 2011 are subject to uncertainties. Accordingly, stockholders should not place undue reliance on the financial information and forecasts included herein.

For the year ended December 31, 2010, Orbotech Medical Systems Ltd. will be presented as a discontinued operation and prior periods have been adjusted to be presented on a consistent basis.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing (CAM) and engineering solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for use, among other things, in web-based, location-independent data entry for check and forms processing. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities in Israel. The Company’s extensive network of marketing, sales and customer support teams, located in over 35 offices throughout North America, Europe, the Pacific Rim, China and Japan, delivers its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including the possibility that the transaction with GE will not close within the timeframe anticipated, or at all, and that the litigation with GE will not be stayed or dismissed, cyclicality in the industries in which the Company operates, the Company’s production capacity, product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Erez Simha
Erez Simha
Corporate Vice President and
Chief Financial Officer

Date: January 13, 2011